EXHIBIT(a)

                   NOVA Chemicals: Improved Operating Results

     PITTSBURGH--(BUSINESS WIRE)--April 20, 2005--NOVA Chemicals
(NYSE:NCX)(TSX:NCX)

     All financial information is in U.S. dollars unless otherwise indicated.

     NOVA Chemicals Corporation (NOVA Chemicals) reported net income of $94 million ($1.06 per share diluted) for the first quarter of 2005. This compares to net income of $162 million ($1.78 per share diluted) in the fourth quarter of 2004, which included $131 million of after-tax gains related to a tax settlement and an asset sale.
     In the first quarter of 2004, NOVA Chemicals reported net income of $7 million ($0.08 per share diluted).
     "Net income from our two businesses totaled $91 million, or $1.03 of our total $1.06 earnings per share. This is the most we've earned in a quarter since the second quarter of 2000," said Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer. "Earnings from both businesses improved each month from the seasonally weak December through January period. We believe both industry fundamentals and our company specific improvements continue to point to a long period of strong earnings."

     First Quarter Snapshot

     Olefins/Polyolefins:

     -- Net income of $112 million in Q1 of 2005 compares to $82 million in Q4 2004

     -- Our Corunna, Ontario flexi-cracker co-product volumes and margin contributed significantly to the net income improvement

     Styrenics:

     -- Net loss of $21 million in the first quarter versus a net loss of $17 million in Q4 2004

     -- Each month in the quarter showed marked improvement from the previous month

     Corporate:

     --   Cash flow from operations was $96 million

     --   Ended the quarter with $227 million in cash

     --   Repurchased 2.6 million shares during the quarter and completed the
          7.5 million share buyback program

     NOVA Chemicals will host a conference call today, Wednesday, Apr. 20, 2005, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in "listen only" mode. The dial-in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 3099748). The live call is also available on the Internet at www.vcall.com.


NOVA Chemicals Highlights
(unaudited, millions of U.S. dollars except
 per share amounts and as noted)
                                            --------------------------
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Net income (loss)(1)
  Olefins/Polyolefins                       $   112  $    82  $    32
  Styrenics                                     (21)     (17)     (22)
  Corporate and other(2)                          3       97       (3)
                                             -------  -------  -------
                                            $    94  $   162  $     7
                                             =======  =======  =======


Earnings per common share
  Basic                                     $  1.12  $  1.91  $  0.08
  Diluted                                   $  1.06  $  1.78  $  0.08


Weighted-average common shares
 outstanding (millions)(3)
  Basic                                          83       85       87
  Diluted                                        90       92       89


Revenue                                     $ 1,488  $ 1,527  $ 1,126
EBITDA(4)                                   $   242  $   123  $   121

Depreciation and amortization               $    72  $    72  $    80
Funds from operations                       $   155  $    76  $    87
Capital expenditures (net)                  $    73  $   100  $    43
Average capital employed(5)                 $ 3,393  $ 3,455  $ 3,205
After-tax return on capital employed(6)       13.3%    21.3%     3.6%
Return on average common equity(7)            26.4%    45.3%     2.2%

(1) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require our preferred shares to be classified as debt. Accordingly, any dividends associated with these preferred shares were reclassified to interest expense. All prior periods have been restated.
(2) See "Corporate and other" table below for a description of all corporate items.
(3) Weighted-average number of common shares outstanding during the period used to calculate the earnings per share. See Note 6 under Notes to Consolidated Financial Statements for more information.
(4) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Consolidated Statement of Income and Reinvested Earnings and Supplemental Measures.
(5) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures.
(6) After-tax return on capital employed equals NOVA Chemicals' net income plus after-tax interest expense (annualized) divided by average capital employed. See Supplemental Measures.
(7) Return on average common equity equals annualized net income divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited, millions of U.S. dollars except as noted)

                                            --------------------------
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Revenue(1)                                  $   958  $   912  $   709
Operating income                            $   186  $   134  $    65
Depreciation and amortization                    41       42       51
                                             -------  -------  -------
EBITDA(2)                                   $   227  $   176  $   116
Net income                                  $   112  $    82  $    32
Capital expenditures (net)                  $    46  $    61  $    23
Average capital employed(3)                 $ 2,050  $ 2,072  $ 1,890
After-tax return on capital employed(4)       23.8%    18.2%     9.4%

(1) Before intersegment eliminations.
(2) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)

                                            --------------------------
                                                Three Month Average
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Ethylene(2)                                 $ 0.415  $  0.39  $  0.31
Polyethylene - linear low-density
 butene liner(3)                            $  0.58  $  0.54  $  0.44
Polyethylene - weighted-average
 benchmark(4)                               $  0.62  $  0.57  $  0.46
NYMEX natural gas (dollars per mmBTU)(5)    $  6.32  $  6.87  $  5.69
WTI crude oil (dollars per barrel)(6)       $ 49.84  $ 48.28  $ 35.15

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
    (USGC) Net Transaction Price.
(3) Source: Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: NYMEX Henry Hub 3-Day Average Close.
(6) Source: NYMEX WTI daily spot-settled price average for calendar month.


Polyethylene Sales Volumes
                                            --------------------------
(millions of pounds)                            Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
NOVAPOL(R)
  Linear low-density polyethylene               310      358      304
  Low-density polyethylene                       65       73       74
  High-density polyethylene                      98      117      108
SCLAIR(R)
  Linear low-density and high-density
   polyethylene                                  92       94      132
Advanced SCLAIRTECH(TM)
  Linear low-density and high-density
   polyethylene                                 190      186      173
                                            -------- -------- --------
Total                                           755      828      791
                                            ======== ======== ========

----------------------------
NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.; authorized use.
SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use.
Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

     Review of Operations

     Olefins/Polyolefins

     First Quarter 2005

     The Olefins/Polyolefins business reported net income of $112 million in the first quarter of 2005, compared to net income of $82 million in the fourth quarter of 2004. Ethylene and polyethylene price increases more than offset lower sales volumes. Higher co-product sales volume and prices were driven by increased fuel products sales and higher chemical prices, which contributed significantly to the improvement in net income during the quarter.

     Feedstocks and Ethylene

     NOVA Chemicals' ethylene prices increased 6% from the fourth quarter, in line with the USGC increases. USGC contract ethylene prices ended the first quarter at 41.5 cents per pound.
     The average price of WTI crude oil was up 3% to $49.84 per bbl and the average price of NYMEX natural gas was down 8% to $6.32 per mmBTU during the same time period.
     NOVA Chemicals' ethane-based crackers at Joffre, Alberta had a cash-cost advantage that averaged approximately 6 cents per pound for the quarter over typical ethane-based USGC ethylene plants.

     Polyethylene

     First quarter weighted-average benchmark polyethylene prices were up about 5 cents per pound from the fourth quarter of 2004 and pricing was flat during the first quarter.
     During the first quarter, the polyethylene industry experienced a reduction in demand as customers consumed inventory built in 2004. NOVA Chemicals' polyethylene inventories were flat from year-end levels.
     NOVA Chemicals' total polyethylene sales volumes for the first quarter were down 9% from fourth quarter sales volume. North American volumes were down 10% compared to the fourth quarter, and international volumes were up 1%. International sales represented 14% of NOVA Chemicals' total polyethylene sales volume this quarter.

     Advanced SCLAIRTECH(TM) Polyethylene

     NOVA Chemicals sold 190 million pounds of Advanced SCLAIRTECH polyethylene in the first quarter of 2005, up slightly from the fourth quarter. Sales of higher-margin performance grades, including new rotational molding and thin-wall injection molding products, represented approximately 45% of plant capacity. In the month of March, performance product sales were 51% of total plant capacity.

     First Quarter 2005 versus First Quarter 2004

     Net income of $112 million in the first quarter of 2005 was up from net income of $32 million in the first quarter of 2004, primarily due to strong industry operating rates and strong co-product sales. As reported by the American Plastics Council (APC), industry operating rates for polyethylene in North America were 94.2% in the first quarter of 2005 versus 91.2% in the first quarter of 2004. Effective industry operating rates for ethylene in the United States, as reported by CMAI for the first quarter of 2005, were 95.2%, up from 92.8% in the first quarter of 2004.
     Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information.


STYRENICS BUSINESS
Financial Highlights
(unaudited, millions of U.S. dollars except as noted)

                                            --------------------------
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Revenue(1)                                  $   607  $   691  $   474
Operating loss                              $   (20) $   (27) $   (19)
Depreciation and amortization                    31       30       29
                                             -------  -------  -------
EBITDA(2)                                   $    11  $     3  $    10
Net loss                                    $   (21) $   (17) $   (22)
Capital expenditures (net)                  $    27  $    39  $    20
Average capital employed(3)                 $ 1,441  $ 1,447  $ 1,343
After-tax return on capital employed(4)      (3.4)%   (1.9)%   (3.7)%

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)

                                            --------------------------
                                               Three Month Average
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Styrene monomer(2)                          $  0.64  $  0.68  $  0.47
Polystyrene - weighted-average benchmark(3) $  0.80  $  0.87  $  0.59
Benzene (dollars per gallon)(2)             $  3.17  $  3.59  $  1.90

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market. A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes styrenic performance products. Source for benchmark prices: CMAI.


Styrenics Sales Volumes
(millions of pounds)                        --------------------------
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Styrene monomer(1)                              427      500      434
Solid and expandable polystyrene                532      489      555
Other styrenic polymers (including
 DYLARK(R) resins)                               55       63       57
                                            -------- -------- --------
Total                                         1,014    1,052    1,046
                                            ======== ======== ========

(1) Third-party sales only.

----------------------------
DYLARK(R) is a registered trademark of NOVA Chemicals Inc.

     Review of Operations

     Styrenics

     First Quarter 2005

     The Styrenics business reported a net loss of $21 million in the first quarter of 2005, compared to a net loss of $17 million in the fourth quarter of 2004. However, EBITDA increased to $11 million from $3 million in the fourth quarter as operations improved.
     Styrene monomer margins increased in the first quarter. Benzene costs remained volatile but on average were lower in the first quarter of 2005 than in the fourth quarter of 2004.
     Third-party styrene monomer sales volume was down 15% from the fourth quarter due to our desire to build inventory prior to the scheduled Bayport, Texas turnaround. Total polymer volume was up 6% from the fourth quarter. North American polymer volume was down about 2% while European polymer volume was up about 19% from the fourth quarter. Most polymer margins expanded slightly.

     Styrene Monomer

     Average first quarter benchmark contract pricing was 64 cents per pound, down from the fourth quarter price of 68 cents per pound. The USGC first quarter average spot price for styrene was 52 cents per pound, down from the fourth quarter average price of 56 cents per pound. First quarter average benzene benchmark prices declined 42 cents per gallon to $3.17 per gallon.
     NOVA Chemicals announced contract price increases for North American styrene monomer of 5 cents per pound effective Feb. 1, 2005, 7 cents per pound effective Mar. 1, 2005, and 4 cents per pound effective Apr. 1, 2005. In Europe, the first quarter average price for styrene monomer was 58 cents per pound, down from the fourth quarter price of 65 cents per pound.

     Solid Polystyrene (SPS)

     North American and European SPS prices were down versus the fourth quarter. The weighted-average North American SPS benchmark price declined by 4 cents per pound from the fourth quarter. North American SPS volumes increased 4% over the fourth quarter, while European volumes increased 6%.
     NOVA Chemicals announced a North American SPS price reduction of 3 cents per pound in Jan. 2005 and an increase of 8 cents per pound effective Mar. 1, 2005. NOVA Chemicals announced a European SPS price increase of 5 cents per pound effective Mar. 1, 2005.

     Expandable Polystyrene (EPS)

     North American EPS prices held flat versus the fourth quarter allowing margin expansion. European EPS volumes increased 38% and margins declined slightly as prices declined faster than costs.
     NOVA Chemicals announced a North American EPS price increase of 5 cents per pound and a European EPS price increase of 9 cents per pound both effective Mar. 1, 2005.

     First Quarter 2005 versus First Quarter 2004

     The Styrenics business had a net loss of $21 million in the first quarter of 2005, compared to a net loss of $22 million in the first quarter of 2004. However, we were able to implement price increases ahead of climbing feedstock costs. Volume declined 3% over the first quarter of 2004.
     Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information.


Liquidity and Capital Resources
Capitalization
(unaudited, millions of U.S. dollars except as noted)

                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------

Current debt(1)                             $   100  $   100  $     -
Long-term debt(2),(3),(4)                     1,612    1,614    1,696
Less: cash and cash equivalents                (227)    (245)    (208)
      restricted cash                           (65)     (65)     (65)
                                             -------  -------  -------
Total debt net of cash and
 cash equivalents, and restricted cash        1,420    1,404    1,423

Total common shareholders'
 equity(5),(6),(7),(8),(9)                    1,431    1,493    1,290
                                             -------  -------  -------

Total capitalization(10)                    $ 2,851  $ 2,897  $ 2,713
                                             =======  =======  =======

(1) A total of $100 million of 7% 10-year notes are due in September
    2005.
(2) On Jan. 1, 2005, Canadian accounting standards changed to require our preferred shares to be classified as debt. Prior periods have been restated accordingly. Maturity dates for NOVA Chemicals' current and long-term debt range from September 2005 to August 2028. The 2005 maturities total $100 million.
(3) In March 2004, NOVA Chemicals redeemed $383 million of preferred securities.
(4) A total of 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement. Using the Mar. 31, 2005 common share price, the maximum number of common shares that could be issued is approximately 4.7 million shares.
(5) Common shares outstanding on Apr. 15, 2005 were 82,302,987 (Mar. 31, 2005 - 82,295,802; Dec. 31, 2004 - 84,268,293; Mar. 31, 2004 -
    87,420,204).
(6) A total of 5,257,348 stock options were outstanding to officers and employees on Apr. 15, 2005 and 5,267,249 were outstanding on Mar. 31, 2005 to purchase common shares of NOVA Chemicals. A total of 2,676,573 common shares were reserved but unallocated at Mar. 31, 2005. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(7) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(8) In April 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(9) For the three months ended Mar. 31, 2005, a total of 2,598,551 common shares were repurchased and 626,060 shares were issued upon the exercise of stock options.
(10) Total capitalization reflects shareholders' equity and total debt net of cash and cash equivalents, and restricted cash (see Supplemental Measures).


Senior Debt Ratings(1)
                                    Senior Unsecured Debt
                        ----------------------------------------------
  DBRS                                BBB (low) (stable)
  Fitch Ratings                          BB+ (stable)
  Moody's                                Ba2 (stable)
  Standard & Poor's                      BB+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios
                                                  Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Net debt to total capitalization(1)           49.8%    48.5%    52.5%
Interest coverage on long-term debt(2)         5.3x     4.0x     0.5x
Net tangible asset coverage on
 long-term debt(3)                             1.8x     1.9x     1.9x

(1) See Supplemental Measures.
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred-tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited, millions of U.S. dollars)               Three Months Ended
                                                         Mar. 31
                                                           2005
                                                    ------------------
Operating income                                    $       170
Add back - depreciation and amortization                     72
                                                     -----------------
EBITDA(1)                                                   242
Interest                                                    (25)
Current tax expense and other                               (62)
                                                     -----------------
Funds from operations                                       155
  Operating working capital increase                        (59)
                                                     -----------------
Cash from operations                                         96

Tax related settlement                                      108
Capital expenditures                                        (73)
Turnaround costs, long-term investments
 and other assets                                           (17)
Dividends paid                                               (7)
Common shares issued for stock options                       11
Common shares repurchased                                  (125)
Options retired for cash                                    (10)
Foreign exchange and other                                    1
                                                     -----------------
Total change in cash and debt                       $       (16)
                                                     =================
Decrease in cash and cash equivalents               $       (18)
Decrease in debt                                              2
                                                     -----------------
Total change in cash and cash equivalents and debt  $       (16)
                                                     =================

(1) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Consolidated
    Statement of Income and Reinvested Earnings and Supplemental
    Measures.

     NOVA Chemicals' net debt to total capitalization ratio was 49.8% at Mar. 31, 2005. Cash on hand at the end of the first quarter was $227 million, down from $245 million at the end of the fourth quarter of 2004. During the first quarter of 2005, $125 million of cash was used to repurchase 2.6 million common shares.
     NOVA Chemicals' funds from operations were $155 million for the first quarter of 2005, up from $76 million in the fourth quarter of 2004 primarily due to strengthening earnings from core business operations.
     Operating working capital increased by $59 million in the first quarter of 2005, primarily related to higher revenue in March compared to December driving accounts receivable balances higher. Higher crude oil and benzene costs in March versus December of 2004 increased inventory and accounts payable balances. Working capital from investing activities decreased by $108 million as a result of collecting the account receivable related to the tax settlement.
     NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 39 days as of Mar. 31, 2005, versus our target range of 25 to 30 days, primarily due to building of inventories for planned maintenance turnarounds, mainly styrene inventory in preparation for the Bayport turnaround and inventories of chemical co-products and ethylene for the outage at the Corunna flexi-cracker.
     Capital expenditures were $73 million in the first quarter of 2005, compared to $94 million in the fourth quarter of 2004 and $40 million in the first quarter of 2004 (after third-party project advances in the 2004 periods).
     Selling, general and administrative expenses (SG&A) declined by $40 million from the fourth quarter of 2004. SG&A was also down $10 million from the first quarter of 2004. The decline for the first quarter was primarily due to a reduction in our stock-based compensation expense.

     Financing

     NOVA Chemicals has a $300 million revolving credit facility, expiring Apr. 1, 2007. NOVA Chemicals continues to comply with all financial covenants under the facility. As of Apr. 15, 2005, NOVA Chemicals has utilized $50 million of the revolving credit facility in the form of operating letters of credit.

     In Sept. 2005, $100 million of 7%, 10-year notes will mature.

     During the first quarter of 2005, NOVA Chemicals renegotiated the amount that can be sold under the accounts receivable securitization program to $300 million from $250 million. As of Mar. 31, 2005, $280 million was sold under this program compared to $250 million as of Dec. 31, 2004.

     Normal Course Issuer Bid

     On July 21, 2004, NOVA Chemicals announced a share repurchase program for up to approximately 7.5 million common shares. As of Mar. 31, 2005, the Normal Course Issuer Bid was completed.

     FIFO Impact

     NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the fourth quarter feedstock purchases flowed through the income statement in the first quarter. March NYMEX natural gas pricing was lower than December pricing by $0.94 per mmBTU while crude oil increased from $43.26 per bbl in December to $54.63 per bbl in March. December 2004 benzene prices were $3.25 per gallon increasing to $3.75 per gallon in March. We estimate that net income would have been about $16 million lower in the first quarter had NOVA Chemicals used the LIFO method of accounting.

     Feedstock Derivative Positions

     NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. The gain from natural gas, benzene and crude oil positions realized in the first quarter of 2005 was $3 million after-tax ($6 million gain after-tax for the fourth quarter of 2004).
     In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding feedstock positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market derivatives is recorded through earnings each period. Increases in market value of some derivatives were offset by settlements of others resulting in no net change in the mark-to-market value of NOVA Chemicals' outstanding feedstock derivative portfolio.

     Supplemental Measures

     In addition to providing measures in accordance with Canadian Generally Accepted Accounting Practices (GAAP), NOVA Chemicals presents certain supplemental measures. These are EBITDA (defined below), average capital employed (defined under "NOVA Chemicals Highlights"), CFCT (defined above), and after-tax return on capital employed (defined under "NOVA Chemicals Highlights"). It also includes net debt to total capitalization (see "Coverage Ratios"), with net debt and total capitalization defined to be net of cash and cash equivalents, and restricted cash in accordance with the debt covenants for its $300 million revolving credit facility. It also includes net income (loss) from the businesses (see "First Quarter Snapshot") defined to be the total net income or loss from the Olefins/Polyolefins and Styrenics Businesses which equals NOVA Chemicals' net income less net income from equity investments and corporate and other items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

     EBITDA

     This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income and Reinvested Earnings by adding back income taxes, interest expense, other gains and losses, and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

     Corporate and other

     A listing of after-tax corporate and other items for the periods presented is as follows:


                                                Three Months Ended
                                            --------------------------
(unaudited, millions of U.S. dollars)       Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Stock-based compensation and
 profit sharing(1)
  Profit sharing accrual                    $    (3) $    (8) $     -
  Stock-based compensation accrual               (4)      (3)      (1)
  Stock-based compensation mark-to-market
   adjustment                                    10      (18)       2
  Plan amendments                                 -        -       (4)
                                             -------  -------  -------
                                                  3      (29)      (3)
Restructuring(2)                                  -       (5)       -
Tax-related settlement(3)                         -       91        -
Gain on sale of investments:
  AEGS(4)                                         -       40        -
                                             -------  -------  -------
                                            $     3  $    97  $    (3)
                                             =======  =======  =======

(1) NOVA Chemicals has two cash settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. The NYSE market price on Mar. 31, 2005, was US$42.95. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. The calculation of stock-based compensation and profit sharing expense each quarter is dependent upon a number of variables. One variable is NOVA Chemicals' common share price. During the first quarter of 2005, the share price fell by US$4.35 thereby reducing our liability under the stock-based compensation programs. Accordingly, a $10 million after-tax benefit was recorded in earnings during the quarter. We are also required to record an expense for our estimate of profit sharing and stock-based compensation earned by employees during the quarter. We accrue profit sharing expense based upon our estimate of profits for the year. This resulted in an after-tax expense of $3 million in the quarter. We accrue stock-based compensation expense over the vesting periods in which employees earn the units. The amount of expense is also impacted by the number of units redeemed during the quarter and the price at which they are redeemed. The after-tax amount of stock-based compensation expense in the first quarter of 2005 related to these items was $4 million. In the first quarter of 2004 the stock-based compensation plan was amended to price equity appreciation units using NYSE values.
(2) In 2003, NOVA Chemicals announced the shutdown of its oldest, highest-cost 275 million pound polyethylene production line at the St. Clair River site in Ontario, Canada and took a charge for restructuring at that time. Additional costs of $8 million ($5 million after-tax) associated with environmental and severance obligations were recorded in the fourth quarter of 2004.
(3) The fourth quarter of 2004 included an after-tax gain of $91 million related to the final resolution of a tax dispute. The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. A payment of approximately $108 million was received in the first quarter 2005 from an affiliate of a company in which NOVA Chemicals previously had an interest.
(4) In the fourth quarter of 2004, NOVA Chemicals sold its investment in the Alberta Ethane Gathering System for $78 million in cash proceeds and a before-tax gain of $53 million ($40 million after-tax).

     NOVA Chemicals' share price on the New York Stock Exchange (NYSE) declined to U.S. $42.95 at Mar. 31, 2005 from U.S. $47.30 at Dec. 31, 2004. NOVA
Chemicals' share value declined 9% for the quarter ending Mar. 31, 2005 on the NYSE and the Toronto Stock Exchange (TSX), while peer chemical companies' share values were flat on average and the S&P Chemicals Index increased 4%. The S&P/TSX Composite Index was up 3% and the S&P 500 was down 3% in the first quarter. As of Apr. 19, 2005, NOVA Chemicals' share price was US$36.66, down 15% from Mar. 31, 2005. The S&P Chemicals Index was down 7% in the same period.
     In the first quarter, approximately 45% of trading in NOVA Chemicals' shares took place on the TSX and 55% of trading took place in the U.S.


                                                        % of    % of
   First Quarter Trading Volumes    Millions of Shares  Float  Trading
----------------------------------- ------------------ ------- -------
Toronto Stock Exchange                    26.2             32      45
Consolidated U.S. Trading Volumes         31.4             38      55
                                    ------------------ ------- -------
Total                                     57.6             70     100
                                    ================== ======= =======



----------------------------------------------------------------------
                         INVESTOR INFORMATION
For inquiries on stock-related       Transfer Agents and Registrars
matters including dividend           CIBC Mellon Trust Company
payments, stock transfers and        600 The Dome Tower
address changes, contact             333 Seventh Avenue S.W.
NOVA Chemicals toll-free at          Calgary, Alberta, Canada  T2P 2Z1
1-800-661-8686 or e-mail to
shareholders@novachem.com.           Phone: (403) 232-2400/
                                     1-800-387-0825
Contact Information                  Fax: (403) 264-2100
Phone: (403) 750-3600 (Canada)       Internet: www.cibcmellon.ca
or (412) 490-4000 (United States)    E-Mail:   inquiries@cibcmellon.ca
Internet: www.novachemicals.com
E-Mail:   invest@novachem.com
                                     Share Information
NOVA Chemicals Corporation           NOVA Chemicals' trading symbol on
1000 Seventh Avenue S.W.             the New York and Toronto Stock
P.O. Box 2518                        Exchanges is NCX.  On the TSX,
Calgary, Alberta, Canada  T2P 5C6    NOVA Chemicals is listed and
                                     traded in both Canadian and U.S.
If you would like to receive a       dollars.  The U.S. dollar trading
shareholder information package,     symbol on the TSX is NCX.U.
please contact us at (403) 750-3600
or (412) 490-4000 or via e-mail at
publications@novachem.com.

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at
www.sedar.com.
----------------------------------------------------------------------

     Forward-Looking Information

     The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward- looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.
     Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.


CHANGES IN NET INCOME
(unaudited, millions of U.S. dollars)

                                                        Q1 2005
                                                     Compared with
                                                  --------------------
                                                   Q4 2004    Q1 2004
                                                  ---------- ---------
Higher net unit margins                           $   102    $  142
Lower sales volumes                                   (33)      (31)
                                                   ---------  --------
Higher gross margin(1)                                 69       111
Lower research and development                          2         -
Lower selling, general and administrative
 including stock-based compensation charges            40        10
Lower restructuring charges                             8         -
Lower depreciation and amortization                     -         8
Lower interest expense                                  3         4
(Lower) higher other gains and losses                (164)        2
Higher income tax expense (Note 5)                    (26)      (48)
                                                   ---------  --------
Increase (decrease) in net income                 $   (68)   $   87
                                                   =========  ========

(1) Revenue less feedstock and operating costs.


FINANCIAL STATEMENTS

Consolidated Statement of Income and Reinvested Earnings
(unaudited, millions of U.S. dollars except per share amounts)

                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Revenue                                     $ 1,488  $ 1,527  $ 1,126
                                             -------  -------  -------

Feedstock and operating costs                 1,192    1,300      941
Research and development                         12       14       12
Selling, general and administrative              42       82       52
Restructuring charges                             -        8        -
Depreciation and amortization                    72       72       80
                                             -------  -------  -------
                                              1,318    1,476    1,085
                                             -------  -------  -------
Operating income                                170       51       41
                                             -------  -------  -------

Interest expense (net) (Note 3)                 (25)     (28)     (29)
Other gains and losses (Note 4)                   -      164       (2)
                                             -------  -------  -------
                                                (25)     136      (31)
                                             -------  -------  -------
Income before income taxes                      145      187       10
Income tax expense (Note 5)                     (51)     (25)      (3)
                                             -------  -------  -------
Net income                                  $    94  $   162  $     7
Reinvested earnings, beginning of period        633      587      584
  Change in accounting policy                     -        -       (7)
  Common share dividends                         (7)      (7)      (7)
  Common share repurchase                      (107)     (97)       -
  Options retired for cash (net)                 (5)     (12)       -
                                             -------  -------  -------
Reinvested earnings, end of period          $   608  $   633  $   577
                                             =======  =======  =======

Earnings per share (Note 6)
  - basic                                   $  1.12  $  1.91  $  0.08
  - diluted                                 $  1.06  $  1.78  $  0.08


Summary Quarterly Financial Information
Refers to the Consolidated Statement of Income and Reinvested Earnings (unaudited; millions of U.S. dollars, except per share amounts)

                          Three Months Ended
----------------------------------------------------------------------
                                                      2005
----------------------------------------------------------------------
                                                     Mar. 31
----------------------------------------------------------------------
Revenue                                              $ 1,488
----------------------------------------------------------------------
Operating income (loss)                              $   170
----------------------------------------------------------------------
Net income (loss)                                    $    94
----------------------------------------------------------------------
Net income (loss) per share
----------------------------------------------------------------------
 - basic                                             $  1.12
----------------------------------------------------------------------
 - diluted                                           $  1.06
----------------------------------------------------------------------
Weighted-average common shares
 outstanding (millions)
----------------------------------------------------------------------
 - basic                                                83.2
----------------------------------------------------------------------
 - diluted                                              90.0
----------------------------------------------------------------------

----------------------------------------------------------------------
                                                  2004
----------------------------------------------------------------------
                                   Mar. 31  June 30  Sept. 30  Dec. 31
----------------------------------------------------------------------
Revenue                            $ 1,126  $ 1,238  $ 1,379  $ 1,527
----------------------------------------------------------------------
Operating income (loss)                 41       76       96       51
----------------------------------------------------------------------
Net income (loss)                        7       27       56      162
----------------------------------------------------------------------
Net income (loss) per share
----------------------------------------------------------------------
 - basic                              0.08     0.31     0.64     1.91
----------------------------------------------------------------------
 - diluted                            0.08     0.30     0.60     1.78
----------------------------------------------------------------------
Weighted-average common shares
 outstanding (millions)
----------------------------------------------------------------------
 - basic                              87.3     87.6     87.2     84.8
----------------------------------------------------------------------
 - diluted                            89.2     96.9     95.9     92.4
----------------------------------------------------------------------

----------------------------------------------------------------------
                                                      2003
----------------------------------------------------------------------
                                            June 30  Sept. 30  Dec. 31
----------------------------------------------------------------------
Revenue                                     $   964  $   967  $ 1,041
----------------------------------------------------------------------
Operating income (loss)                     $   (36)     (56)       3
----------------------------------------------------------------------
Net income (loss)                           $    75      (65)     (15)
----------------------------------------------------------------------
Net income (loss) per share
--------------------------------------------------------------------
 - basic                                    $  0.86    (0.75)   (0.18)
----------------------------------------------------------------------
 - diluted                                  $  0.79    (0.75)   (0.18)
----------------------------------------------------------------------
Weighted-average common shares
 outstanding (millions)
--------------------------------------------------------------------
 - basic                                       86.8     86.8     87.0
----------------------------------------------------------------------
 - diluted                                     96.0     86.8     87.0
----------------------------------------------------------------------


Consolidated Balance Sheet
(unaudited, millions of U.S. dollars)      Mar. 31, 2005 Dec. 31, 2004
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                $     227     $     245
  Receivables                                    515           567
  Inventories                                    671           634
                                            ------------  ------------
                                               1,413         1,446

Investments and other assets                     154           147
Plant, property and equipment, net             3,440         3,454
                                            ------------  ------------
                                           $   5,007     $   5,047
                                            ============  ============

Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable and accrued liabilities $     865     $     808
  Long-term debt due within one year             100           100
                                            ------------  ------------
                                                 965           908
Long-term debt (Note 1)                        1,612         1,614
Future income taxes                              656           677
Deferred credits                                 343           355
                                            ------------  ------------
                                               3,576         3,554
                                            ------------  ------------

Shareholders' equity
  Common equity
    Common shares                                493           499
    Contributed surplus                            9             8
    Cumulative translation adjustment            321           353
    Reinvested earnings                          608           633
                                            ------------  ------------
                                               1,431         1,493
                                            ------------  ------------
                                           $   5,007     $   5,047
                                            ============  ============


Consolidated Statement of Cash Flows
(unaudited, millions of U.S. dollars)

                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Operating activities
  Net income                                $    94  $   162  $     7
  Depreciation and amortization                  72       72       80
  Future income tax expense (recovery)          (14)       5       (3)
  Other (gains) losses                            -     (164)       2
  Stock option expense                            3        1        1
                                             -------  -------  -------
  Funds from operations                         155       76       87
  Changes in non-cash operating
   working capital                              (59)      81      (61)
                                             -------  -------  -------
  Cash from operations                           96      157       26
                                             -------  -------  -------

Investing activities
  Proceeds on asset sales and other
  capital transactions                            -      188        3
  Plant, property and equipment
   net additions                                (73)    (100)     (43)
  Turnaround costs, long-term
  investments and other assets                  (17)      (1)      (5)
  Changes in non-cash working capital           108     (110)       -
                                             -------  -------  -------
                                                 18      (23)     (45)
                                             -------  -------  -------
Financing activities
  Long-term debt
     Additions                                    -        -      400
     Repayments                                   -       (2)       -
  Preferred securities redeemed                   -        -     (383)
  Common shares issued for
   stock options                                 11       12        5
  Common share repurchases                     (125)    (116)       -
  Options retired for cash                      (10)     (17)       -
  Common share dividends                         (7)      (7)      (7)
  Project advances from third parties             -        6        3
  Changes in non-cash working capital            (1)       2       (3)
                                             -------  -------  -------
                                               (132)    (122)      15
                                             -------  -------  -------

Increase (decrease) in cash and
 cash equivalents                               (18)      12       (4)
Cash and cash equivalents,
 beginning of period                            245      233      212
                                             -------  -------  -------

Cash and cash equivalents,
 end of period                              $   227  $   245  $   208
                                             =======  =======  =======

Cash tax payments                           $     9  $     5  $     3
                                             =======  =======  =======

Cash interest payments                      $    38  $    23  $    29
                                             =======  =======  =======



Notes to Consolidated Financial Statements
(unaudited, millions of U.S. dollars, except per share amounts unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated
Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2004. Certain comparative amounts have been reclassified to conform with the current period's presentation.

1.  Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2004 on pages 75 to 79 of the 2004 Annual Report, except as noted below.

Accounting for Financial Instruments with Characteristics of Both
Liabilities and Equity:

The CICA implemented new accounting standards, which harmonize accounting standards with U.S. GAAP for some types of mandatorily redeemable shares and other financial instruments. Beginning on Jan. 1, 2005, these instruments are required to be classified, on a retroactive basis, as liabilities rather than equity. As a result, NOVA Chemicals' preferred shares have been classified as debt. In addition, any dividends associated with these preferred shares have been reclassified to interest expense reducing net income by $2 million in the first quarter of 2005, $2 million in the fourth quarter of 2004 and $5 million in the first quarter of 2004. All prior periods have been restated.

2.  Pensions and Other Post-Retirement Benefits
Components of Net Periodic Benefit Cost for Defined Benefit Plans(1)

                                           Three Months Ended Mar. 31
                                           ---------------------------
                                              Pension        Other
                                              Benefits      Benefits
                                           ------------- -------------
                                            2005   2004   2005   2004
                                           ------ ------ ------ ------
  Current service cost                     $   6  $   6  $   1  $   1
  Interest cost on projected
   benefit obligations                         9      8      1      1
  Actual return on plan assets                (9)   (11)     -      -
  Actuarial (gain) loss on accrued
   benefit obligations                         -      7      -     (1)
                                            -----  -----  -----  -----
  Costs arising in the period                  6     10      2      1
  Differences between costs arising in the
   period and costs recognized in the
   period in respect of the long-term
   nature of employee future benefit
   costs:
      Return on plan assets                    -      4      -      -
      Transition (asset) obligation           (1)    (2)     1      1
      Actuarial (gain) loss                    2     (5)     1      1
                                            -----  -----  -----  -----
  Net defined benefit cost recognized      $   7  $   7  $   4  $   3
                                            ====== ====== ====== =====

(1) Certain prior year amounts have been restated to conform with the presentation adopted in 2004 due to new Canadian GAAP disclosure requirements.

The expected long-term rate of return on plan assets is 7.5% in 2005.

Employer Contributions:

NOVA Chemicals has contributed $9 million to its defined benefit pension plans and $2 million to its defined contribution plan in the first quarter of 2005.

3.  Interest Expense, Net

Components of Interest Expense
                                            --------------------------
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Interest on long-term debt                  $    27  $    30  $    28
Interest on securitizations and other             1        2        3
                                             -------  -------  -------
Gross interest expense                           28       32       31
Interest capitalized during
 plant construction                              (2)      (2)       -
Interest income                                  (1)      (2)      (2)
                                             -------  -------  -------
Interest expense (net)                      $    25  $    28  $    29
                                             =======  =======  =======

4.  Other Gains and Losses

NOVA Chemicals recorded a tax-related settlement in the fourth quarter of 2004 in the amount of $110 million before-tax ($91 million after-tax). The dispute was related to the deductibility of foreign taxes in certain returns filed with the United States Internal Revenue Service prior to 1982. Also in the fourth quarter of 2004, NOVA Chemicals sold its investment in the Alberta Ethane Gathering System for $78 million in cash proceeds and a before-tax gain of $53 million ($40 million after-tax).

5.  Income Taxes
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Income before income taxes                  $   145  $   187  $    10
Statutory income tax rate                     33.62%   33.87%   33.87%
                                             -------  -------  -------
Computed income tax expense                 $    49  $    63  $     3
Increase (decrease) in taxes resulting from:
  Lower tax rates and higher recoveries on
   other gains                                    -      (24)       -
  Additional cost-of-service income taxes(1)      -        -        2
  Foreign tax rates                               2        -        -
  Income tax rate adjustment(2)                   -        -       (7)
  Reduction in tax reserve(3)                     -      (11)       -
  Other                                           -       (3)       5
                                             -------  -------  -------
Income tax expense                          $    51  $    25  $     3
                                             =======  =======  =======

(1) Income taxes on the Joffre, Alberta second ethylene plant were recoverable from customers until June 30, 2004 and were recorded on the flow-through rather than liability method. Subsequent to June 30, 2004, income taxes are being recorded on the liability method.
(2) In the first quarter of 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit has been recorded in the first quarter of 2004 through a reduction of income tax expense.
(3) NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. We assess this reserve from time to time for adequacy and have determined we were over provided. In the fourth quarter of 2004, we reduced this reserve by $11 million.

6.  Earnings Per Share
                       -----------------------------------------------
    (shares in millions)             Three Months Ended
                       -----------------------------------------------
                           Mar. 31         Dec. 31         Mar. 31
                            2005            2004            2004
                       --------------- --------------- ---------------
                        Basic  Diluted  Basic  Diluted  Basic  Diluted

Net income             $   94  $   94  $  162  $  162  $    7  $    7
Interest on
 convertible
 preferred shares           -       2       -       2       -       -
                        ------  ------  ------  ------  ------  ------
Net income for
 EPS calculation       $   94  $   96  $  162  $  164  $    7  $    7
                        ======  ======  ======  ======  ======  ======
Weighted-average
 common shares
 outstanding             83.2    83.2    84.8    84.8    87.3    87.3
Add back effect of
 dilutive securities:
   Stock options            -     2.5       -     3.0       -     1.9
   Retractable
    preferred shares        -     4.3       -     4.6       -       -
                        ------  ------  ------  ------  ------  ------
Weighted-average
 common shares for
 EPS calculations        83.2    90.0    84.8    92.4    87.3    89.2
                        ------  ------  ------  ------  ------  ------
Earnings per
 common share          $ 1.12  $ 1.06  $ 1.91  $ 1.78  $ 0.08  $ 0.08
                        ======  ======  ======  ======  ======  ======

No retractable preferred shares and 0.4 million stock options have been excluded from the computation of diluted earnings per share for the quarter ended Mar. 31, 2005. As of Mar. 31, 2005, the fully diluted share count was 89.1 million. No retractable preferred shares or options were excluded in the quarter ended Dec. 31, 2004. A total of 8.7 million common shares were excluded in the quarter ended Mar. 31, 2004, as their impact would not have been dilutive. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The retractable preferred shares are only dilutive if our earnings per share is greater than the preferred share dividend divided by the number of shares issued on conversion. At the first quarter average common share price and LIBOR rate, these shares become dilutive whenever earnings are greater than approximately $0.44 per share per quarter.

7.  Segmented Information

NOVA Chemicals operates its business under
the following principal business segments:
                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Revenue
  Olefins/Polyolefins                       $   958  $   912  $   709
  Styrenics                                     607      691      474
  Intersegment eliminations                     (77)     (76)     (57)
                                             -------  -------  -------
                                            $ 1,488  $ 1,527  $ 1,126
                                             =======  =======  =======
Operating income (loss)
  Olefins/Polyolefins                       $   186  $   134  $    65
  Styrenics                                     (20)     (27)     (19)
  Corporate and other                             4      (56)      (5)
                                             -------  -------  -------
                                            $   170  $    51  $    41
                                             =======  =======  =======
Net income (loss)
  Olefins/Polyolefins                       $   112  $    82  $    32
  Styrenics                                     (21)     (17)     (22)
  Corporate and other                             3       97       (3)
                                             -------  -------  -------
                                            $    94  $   162  $     7
                                             =======  =======  =======


                                             Mar. 31  Dec. 31
                                               2005     2004
                                             -------- --------
Assets
  Olefins/Polyolefins                        $ 2,525  $ 2,510
  Styrenics                                    2,085    2,018
  Corporate and other(1)                         397      519
                                              -------  -------
                                             $ 5,007  $ 5,047
                                              =======  =======

(1) Amounts include all cash and cash equivalents.

8.  Reconciliation to United States Accounting Principles

                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Net income in accordance
 with Canadian GAAP                         $    94  $   162  $     7
Add (deduct) adjustments for:
  Hedging and derivative activity(1)             (2)      (2)       1
  Inventory costing(2)                           (1)       1        2
  Start-up costs(3)                               1        3       (3)
  Change in accounting policy(4)                  -        -       (7)
  Future income taxes                             -        -       (7)
                                             -------  -------  -------
Net income (loss) in accordance
 with U.S. GAAP                             $    92  $   164  $    (7)
                                             =======  =======  =======
Earnings (loss) per share
    - basic                                 $  1.10  $  1.96  $ (0.08)
                                             =======  =======  =======
    - diluted                               $  1.04  $  1.80  $ (0.08)
                                             =======  =======  =======


                                                Three Months Ended
                                            --------------------------
                                            Mar. 31  Dec. 31  Mar. 31
                                              2005     2004     2004
                                            -------- -------- --------
Comprehensive income (loss) (5)
Net income (loss) in accordance
 with U.S. GAAP                             $    92  $   164  $    (7)
   Cumulative translation adjustment(7)         (32)     107      (25)
   Minimum pension liability adjustment(6)        -        1        -
                                             -------  -------  -------
Comprehensive income (loss) in accordance
 with U.S. GAAP                             $    60  $   272  $   (32)
                                             =======  =======  =======


                                           Three Months Ended
                                           ------------------
                                            Mar. 31  Dec. 31
                                              2005     2004
                                            -------- --------
Accumulated other comprehensive income(5)
   Cumulative translation adjustment(7)     $   300  $   332
   Minimum pension liability(6)                  (3)      (3)
                                             -------  -------
                                            $   297  $   329
                                             =======  =======


                                             Mar. 31  Dec. 31
                                               2005     2004
                                             -------- --------
Balance sheet in accordance with U.S. GAAP
   Current assets(1),(2)                     $ 1,452  $ 1,482
   Investments and other assets(3),(6)           147      139
   Plant, property and equipment, net          3,417    3,429
   Current liabilities(1)                       (959)    (893)
   Long-term debt(1)                          (1,612)  (1,625)
   Deferred credits(1),(6)                    (1,005)  (1,030)
                                              -------  -------
   Common equity                             $ 1,440  $ 1,502
                                              =======  =======

(1) On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not qualify for preferential hedge accounting treatment must be adjusted to fair value through income. If the derivative does qualify, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair value of derivatives. This guideline harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3) U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4) On Jan. 1, 2004, NOVA Chemicals adopted the CICA standard for expensing of stock options. This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(5) U.S. GAAP requires the presentation of a separate statement of comprehensive income (loss) and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income (loss) includes certain changes in equity during the period that are not in net income.
(6) U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(7) Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.


     CONTACT: NOVA Chemicals
              Investor Relations: Chris Bezaire, (412) 490-5070
              Media Relations: Greg Wilkinson, (412) 490-4166